UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Second Quarter 2011 Earnings Release
Regulated Information
August 5, 2011 - 8:00 a.m. CET

DELHAIZE GROUP STRONGLY ACCELERATES REVENUE GROWTH

IN THE SECOND QUARTER

Financial Highlights Second Quarter 2011 (at identical exchange rates)

•	Group revenue growth of +3.9% (-4.2% at actual exchange rates) supported by all operating segments

•	Positive comparable store sales evolution of +1.6% in the U.S. (+2.6% unadjusted for Easter); flat comparable store sales in Belgium

•	Operating profit growth of +0.5% (-7.8% at actual exchange rates)

•	Operating margin of 4.1% (5.2% in Belgium)

•	Revenue growth in the SEE & Asia of +7.8% (+7.6% at actual exchange rates)

Financial Highlights First Half 2011 (at identical exchange rates)

•	Revenue growth of +2.4% (-1.4% at actual exchange rates)

•	Operating margin of 4.2%

Other Highlights

•	Re-launched Food Lion stores show good results and receive positive customer feedback

•	Completion of the Delta Maxi acquisition, making Delhaize Group a leading food retailer in Southeastern Europe

•	Achieved approximately EUR 300 million or 60% midway to the 2012 year-end EUR 500 million gross annual cost savings target

•	Updated full year 2011 cash capex guidance to a range of EUR 820 to EUR 840 million

•	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “In the second quarter, revenue growth accelerated in all operating segments as a result of the continued implementation of our New Game Plan. Comparable store sales growth, helped by sales initiatives and higher retail inflation, turned positive again in the U.S. We are especially encouraged by improving volume trends in the U.S. Southeast, while our Hannaford operations continued their strong performance. Alfa Beta again gained market share and grew revenues despite the tough Greek economic climate. The acquisition of Delta Maxi, allowing us to accelerate revenue contribution in Southeastern Europe, is a significant step in the rebalancing of our portfolio towards higher growth markets.”

“At the end of the first half of 2011, our results are in line with our plans. Despite the slight delay we are experiencing in the U.S. category management and supply chain savings, we are confident that the second half of the year will show an acceleration of our revenue and profit momentum. In addition, first results from the two re-launched Food Lion markets are very encouraging and strengthen our conviction that we are pulling the right levers.”

“At the end of the second quarter, we are midway towards our 2012 annual gross savings target of EUR 500 million and we have achieved already 60% of the planned cost savings to date. These continue to provide us with the necessary fuel to further invest in prices, other sales building initiatives, such as our Food Lion brand repositioning work, and to cover inflation and other cost increases.”

•	Financial Highlights

Q2 2011 (1)				H1 2011 (1)
Actual Results	At Actual Rates	At Identical Rates	In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates	At Identical Rates
5 107	-4.2%	+3.9%	Revenues	10 151	-1.4%	+2.4%
209	-7.8%	+0.5%	Operating profit	427	-8.6%	-4.9%
4.1%	—	—	Operating margin	4.2%	—	—
166	-4.2%	+4.1%	Profit before taxes and discontinued operations	337	-7.1%	-3.5%
117	+1.7%	+9.9%	Net profit from continuing operations	243	-0.9%	+2.6%
117	+1.9%	+10.1%	Group share in net profit	243	-0.6%	+2.9%
1.16	+1.4%	+9.6%	Basic earnings per share (Group share in net profit)	2.41	-1.2%	+2.3%

(1)	The average exchange rate of the U.S. dollar against the euro weakened by 11.7% in the second quarter of 2011 (1 EUR = 1.4391 USD) and decreased by 5.4% in the first half of 2011 compared to last year.

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•	Second Quarter 2011 Income Statement

Revenues

In the second quarter of 2011, revenues of Delhaize Group increased by 3.9% at identical exchange rates and decreased by 4.2% at actual exchange rates. Organic revenue growth was strong at 3.9%, the highest rate since the second quarter of 2009.

Revenue growth accelerated from the previous quarter at all operating segments for the quarter. Revenues in the U.S. increased by 4.3% in local currency. The U.S. comparable store sales turned positive to 1.6%, a continued improvement for the fourth consecutive quarter. Revenues at Delhaize Belgium increased by 1.7% and revenues in Southeastern Europe and Asia grew by 7.6% at actual exchange rates, mainly driven by continued revenue growth in Greece and new store openings in the entire segment.

Delhaize Group ended the second quarter of 2011 with a sales network of 2 842 stores, representing a net addition of 26 stores compared to the previous quarter or 102 more than in the second quarter of 2010.

Gross margin

Gross margin decreased to 25.1% of revenues (25.5% in the second quarter of 2010) and decreased by 24 basis points at identical exchange rates. This is mainly the result of further price investments throughout the Group that were not entirely offset due to delays experienced in realizing savings from the U.S. category management and supply chain initiatives. The gross margin decrease was partially offset by better supplier conditions in Belgium and Southeastern Europe and Asia and by a VAT refund in Belgium (see underlying operating profit reconciliation on page 18).

Other operating income

Other operating income increased by 22.7% to EUR 25 million, mainly attributable to higher rental income and an increase in waste recycling income at Delhaize America.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.3% of revenues, a decrease of 22 basis points at actual exchange rates, and decreased by 8 basis points at identical exchange rates compared to last year generally as a result of continued cost reduction efforts across all banners towards our EUR 500 million target. This evolution is also the result of positive sales leverage in the U.S. and Southeastern Europe and Asia, partly offset by salary indexation at Delhaize Belgium and increased advertising and other expenses in the U.S. related to the Bottom Dollar Food expansion in Philadelphia, the re-launch of 200 Food Lion stores and the introduction of the My Essentials private brand assortment.

Other operating expenses

Other operating expenses amounted to EUR 7 million in the second quarter of 2011 compared to EUR 3 million in the same period last year mainly due to storm damage expenses at Delhaize America.

Operating profit

Operating profit increased by 0.5% at identical exchange rates and decreased by 7.8% at actual exchange rates to EUR 209 million. Operating margin decreased to 4.1% of revenues (4.3% last year) mainly as a result of a lower gross margin and higher other operating expenses, partly offset by higher other operating income and lower selling, general and administrative expenses. Underlying operating profit amounted to EUR 209 million.

Net financial expenses

Net financial expenses amounted to EUR 43 million, a decrease of 10.7% compared to last year at identical exchange rates mainly due to the positive impact of a change in fair value of financial instruments, higher interest income and gain on assets available for sale and the positive impact of the 2010 bond exchange.

Effective tax rate

The effective tax rate decreased from 33.2% to 29.1%. This decrease is due to the one-off crisis tax levied by the Greek government in the second quarter of last year, whereas a U.S. tax credit initiative and the optimization associated with the October 2010 bond exchange positively impacted the second quarter of 2011.

Net profit from continuing operations

Net profit from continuing operations increased by 1.7% (+9.9% at identical exchange rates) and amounted to EUR 117 million, or EUR 1.17 basic per share (EUR 1.15 in 2010).

Delhaize Group – Earnings Release – Second Quarter 2011	2 of 21

Net profit

Group share in net profit amounted to EUR 117 million, an increase of 1.9% at actual exchange rates (+10.1% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 1.16 (EUR 1.15 in 2010) and diluted net profit was EUR 1.15 (EUR 1.13 in 2010).

•	Second Quarter 2011 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In the second quarter of 2011, net cash provided by operating activities amounted to EUR 211 million, a decrease from EUR 331 million last year, as a result of a higher use of cash in operating assets and liabilities and lower operating profit generation at actual rates, partly offset by lower interest paid due to the timing of bond coupon payments and lower income taxes paid.

Investment activities

Capital expenditures amounted to EUR 153 million, an increase of 6.4% at identical exchange rates mainly as a result of increased remodeling activity at Delhaize America and higher new store expenditures.

Free cash flow

Delhaize Group generated free cash flow of EUR 60 million, a decrease of EUR 126 million compared to last year mainly as a result of lower cash provided by operating activities.

Net debt

Net debt to equity ratio improved to 32.1% compared to 35.3% at the end of 2010. Delhaize Group’s net debt amounted to EUR 1.6 billion at the end of June 2011, a decrease of EUR 230 million compared to EUR 1.8 billion at the end of December 2010 mainly as a result of strong free cash flow generation and exchange rate differences partly offset by dividends paid.

•	First Half 2011 Income Statement

Revenues

In the first half of 2011, Delhaize Group posted revenue growth of 2.4% at identical exchange rates, driven by higher revenues at all operating segments. At actual exchange rates, revenues decreased by 1.4% to EUR 10.2 billion due to the weakening of the U.S. dollar by 5.4% against the euro compared to the first half of 2010. Organic revenue growth amounted to 2.4%.

Revenues in the U.S. increased by 2.2% in local currency, mainly driven by a continued improvement in the comparable store sales trend, which was at +0.7% for the first half of 2011. Delhaize Belgium posted revenue growth of 1.3%, improving upon a very strong first half in 2010. Revenues in Southeastern Europe and Asia grew by 6.2%, mainly driven by new store openings despite the difficult environment in Greece.

Gross margin

Gross margin decreased to 25.3% of revenues (25.6% in 2010) and was mainly impacted by delays experienced in realizing savings from the U.S. category management and supply chain initiatives, that are needed to offset higher price investments throughout the Group and especially in the Southeast of the U.S. This evolution was partly offset by better supplier conditions in Belgium and Southeastern Europe and Asia and by a VAT refund in Belgium.

Other operating income

Other operating income increased by 11.9% to EUR 47 million mainly attributable to higher rental income and more waste recycling income as a result of higher paper prices and higher quantities recycled at Delhaize America.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.5% of revenues, an increase of 6 basis points at actual exchange rates and 12 basis points at identical exchange rates. This evolution was mainly due to expenses ahead of benefits from sales building initiatives in the U.S., salary indexation in Belgium, as well as increased rent expenses in Southeastern Europe and Asia driven by new store openings, partly offset by cost savings across all banners.

Delhaize Group – Earnings Release – Second Quarter 2011	3 of 21

Other operating expenses

Other operating expenses amounted to EUR 11 million in the first half of 2011 compared to EUR 2 million last year mainly due to the partial reversal of store closing and restructuring provisions in the first quarter of 2010, storm damage expenses in the U.S. and impairment losses on assets and store closing costs incurred in the first half of 2011.

Operating profit

Operating profit decreased by 8.6% at actual exchange rates to EUR 427 million (-4.9% at identical exchange rates). Underlying operating profit decreased by 4.5% at identical exchange rates. Underlying operating margin decreased to 4.3% of revenues at identical exchange rates (4.6% last year) mainly as a result of higher price investments in the U.S.

Net financial expenses

Net financial expenses amounted to EUR 90 million, a decrease of 9.8% compared to last year at identical exchange rates mainly due to the positive impact of a change in fair value of financial instruments, higher interest income and gain on assets available for sale and the positive impact of the 2010 bond exchange.

Effective tax rate

The effective tax rate decreased from 32.3% to 27.8% due to a different income mix with a lower weight of the U.S. in 2011, the favorable impact of the 2010 bond exchange and the absence of the Greek tax levy that impacted the second quarter of 2010.

Net profit from continuing operations

Net profit from continuing operations decreased by 0.9% (+2.6% at identical exchange rates) and amounted to EUR 243 million or EUR 2.42 basic earnings per share (EUR 2.44 in 2010).

Net profit

Group share in net profit amounted to EUR 243 million, a decrease of 0.6% at actual exchange rates (+2.9% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 2.41 (EUR 2.44 in 2010) and diluted net profit was EUR 2.39 (EUR 2.41 in 2010).

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•	Segment Reporting

Second Quarter 2011		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		Q2 2011	Q2 2010	2011 /2010	Q2 2011	Q2 2010	Q2 2011	Q2 2010	2011 /2010
United States	USD	4 881	4 679	+4.3%	4.2%	4.5%	205	211	-2.7%
United States	EUR	3 393	3 669	-7.5%	4.2%	4.5%	142	167	-14.5%
Belgium	EUR	1 221	1 200	+1.7%	5.2%	4.8%	63	57	+10.4%
SEE & Asia (1)	EUR	493	460	+7.6%	3.4%	2.9%	17	13	+26.6%
Corporate	EUR	—	—	N/A	N/A	N/A	(13)	(10)	-30.6%

TOTAL	EUR	5 107	5 329	-4.2%	4.1%	4.3%	209	227	-7.8%

First Half 2011		Revenues			Operating Margin		Operating Profit/(Loss)
(in millions)		H1 2011	H1 2010	2011 /2010	H1 2011	H1 2010	H1 2011	H1 2010	2011 /2010
United States	USD	9 563	9 354	+2.2%	4.4%	4.9%	421	459	-8.2%
United States	EUR	6 815	7 050	-3.3%	4.4%	4.9%	300	346	-13.2%
Belgium	EUR	2 375	2 344	+1.3%	5.0%	5.0%	120	118	+1.9%
SEE & Asia (1)	EUR	961	906	+6.2%	2.8%	2.2%	27	20	+33.4%
Corporate	EUR	—	—	N/A	N/A	N/A	(20)	(16)	-22.5%

TOTAL	EUR	10 151	10 300	-1.4%	4.2%	4.5%	427	468	-8.6%

(1)	The segment “Southeastern Europe and Asia” includes Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

United States

In the second quarter of 2011, revenues at Delhaize America increased by 4.3% to USD 4.9 billion (EUR 3.4 billion) driven by new stores contribution, higher retail inflation and the positive calendar impact of Easter. Comparable store sales turned positive again and stood at 1.6% adjusted for Easter (2.6% unadjusted for Easter). Higher retail inflation, while still below cost inflation due to our consistent application of the pricing strategy of the New Game Plan, contributed to the positive comparable store sales trend. Volume trends in the Southeast saw a significant improvement from previous quarters, while our Hannaford operations continued to perform well.

During the first half of 2011, U.S. revenues increased by 2.2% at identical exchange rates. At the end of June 2011, Delhaize Group operated 1 638 supermarkets in the U.S.

In the second quarter of 2011, operating profit decreased by 2.7% in local currency to USD 205 million. Operating margin decreased from 4.5% last year to 4.2%. This is mainly due to a decrease in gross margin as a result of higher price investments and slower than expected savings from the category management and supply chain initiatives. Selling, general and administrative expenses decreased as a percentage of revenues resulting from positive sales leverage and cost savings, partly offset by increased advertising and other expenses related to the Bottom Dollar Food expansion in Philadelphia, the re-launch of 200 Food Lion stores and the introduction of the My Essentials private brand assortment.

For the first six months of 2011, operating profit of our U.S. operations decreased by 8.2% to USD 421 million (EUR 300 million).

Belgium

In the second quarter of 2011, Delhaize Belgium posted revenue growth of 1.7% to EUR 1.2 billion, improving upon a very strong comparable base last year, supported by new store openings, higher retail inflation, a positive calendar impact of 0.8% and a VAT refund of EUR 5 million. Comparable store sales were flat for the quarter due to weak consumer spending and a very strong second quarter last year (+5.0% comparable store sales growth in the second quarter last year), nearly entirely driven by volume growth and benefiting from a benign competitive environment. Momentum at the proximity stores continued to be strong.

During the first half of 2011, Delhaize Belgium revenues increased by 1.3%. During the second quarter, the sales network of Delhaize Belgium grew by five stores to 811 at the end of June 2011.

Delhaize Group – Earnings Release – Second Quarter 2011	5 of 21

In the second quarter of 2011, Delhaize Belgium posted an operating margin of 5.2%, up from 4.8% last year. This margin increase was mainly the result of better buying conditions, the VAT refund and productivity improvements in logistics which together more than offset continued price investments and salary indexation. Operating profit increased by 10.4% to EUR 63 million.

For the first six months of 2011, operating profit at Delhaize Belgium increased by 1.9% and amounted to EUR 120 million.

Southeastern Europe and Asia

In the second quarter of 2011, revenues increased by 7.6% to EUR 493 million in Southeastern Europe and Asia. Alfa Beta continued to grow revenues, increase customer count and gain market share in a difficult Greek economic environment. Revenue growth in Romania and Indonesia was driven by new store openings and strong comparable store sales in Romania.

During the first half of 2011, revenues in Southeastern Europe and Asia increased by 6.2%. At the end of June 2011, Delhaize Group operated 393 supermarkets in Southeastern Europe and Asia.

In the second quarter of 2011, operating profit increased by 26.6% to EUR 17 million and operating margin improved to 3.4%, up from 2.9% last year. This is the result of better supplier conditions resulting from marketing and advertising campaigns and positive sales leverage.

For the first six months of 2011, operating profit for Southeastern Europe and Asia increased by 33.4% to EUR 27 million.

•	2011 Operational Outlook

Food Lion brand repositioning – first results of 200 re-launched stores

As communicated at the occasion of the publication of our Q1 2011 earnings on May 4, 2011, Food Lion re-launched approximately 200 stores in the Raleigh (North Carolina) and Chattanooga (Tennessee) markets as the first phase of its brand repositioning work. In these stores, the focus is on reinforcing Food Lion’s brand attributes of low prices, a quality assortment and an easy and convenient shopping experience.

Even though we are still looking at only three months of data, the results in these 200 Food Lion stores are very encouraging. The re-launched stores’ comparable sales growth outperformed the rest of the network, despite the additional price investments in these stores. This is the result of a significant increase in transactions and basket size. Customer surveys conducted some weeks ago show an improvement in the overall image of the stores. The progress made in store appearance, clearer aisles and an enhanced produce department in particular, has been very well received by customers. Many of the surveyed shoppers indicate that Food Lion is on the right track.

These results show that we are making the right choices and pulling the right levers to reconnect with customers and get back to the basics of Food Lion. This should enable us to decide what elements should be replicated when we roll out the brand repositioning work in the rest of the Food Lion network, a process which should be substantially completed by the end of 2012.

Closing of Delta Maxi Group acquisition

As announced on July 27, 2011, Delhaize Group completed the acquisition of the Serbian retailer Delta Maxi, thereby becoming a leading food retailer in Southeastern Europe. This transaction fits perfectly in the New Game Plan, which is focused on accelerating profitable revenue growth, and is a significant step in rebalancing our portfolio towards higher growth markets. Delta Maxi operates a multi-format network in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania and plans to end 2011 with 500 stores. The results of Delta Maxi will be consolidated in Delhaize Group’s results from August 1, 2011 as part of the Southeastern Europe and Asia operating segment.

Over the next several quarters, we will continue the work that we started since March and focus on the development of clear strategic plans for pricing, assortment, branding as well as format management to ensure the continued successful growth in the region and to ensure the generation of more than EUR 20 million in net annual EBITDA synergies particularly from improved procurement, better inventory management and optimized IT and supply chain systems and processes from the end of 2013.

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Halfway towards the gross annual cost savings target of EUR 500 million to be achieved by the end of 2012

At the end of the second quarter, 18 months into the 3-year journey to achieve the EUR 500 million gross annual cost savings announced in the New Game Plan, already 60% have been achieved, almost equally split between selling, general and administrative expenses and cost of sales. These savings have mainly been realized in SG&A through retail labor efficiencies and in cost of sales through improved supplier negotiations, value chain analysis, increased automation in the supply chain and the U.S. master network.

The cost reductions in selling, general and administrative expenses were primarily offset by cost increases related to new stores, cost inflation in areas such as payroll, rent and utilities, increased depreciation, expenses related to the strengthening of our U.S. strategy and other expenses. The cost of sales savings, while somewhat lower than expected due to timing, have been used to invest in prices and to fund increased transportation and distribution costs.

We are on track to achieve the remainder of the EUR 500 million gross annual savings by the end of 2012. We fully expect that the category management and supply chain savings will accelerate and support profit generation in the second half of 2011. Even though in the short term our operating margin reflects the time lag between price investments and sales leverage, our long term operating margin should not be materially affected.

2011 outlook, capital expenditures and store openings

We expect revenue growth to accelerate in the second half of the year in all of our operating segments thanks to the effect of the many sales building initiatives that are underway. We also expect an improving U.S. operating margin resulting from a step up in category management and supply chain savings as well as all other cost reduction initiatives that have been put in place.

For the full year 2011, Delhaize Group now expects capital expenditures to be in the range of EUR 820 million to EUR 840 million (excluding leases) at identical exchange rates compared to EUR 900 million as previously announced, excluding Delta Maxi.

Delhaize Group maintains the previously announced gross store opening target of 135-145, translating in a net addition of 115 to 125 stores to the network by the end of the year (excluding the acquisition of Delta Maxi Group). Delhaize Group expects to be able to seize smaller acquisition opportunities in Southeastern Europe and also remains focused on expanding in the greater Philadelphia market with the Bottom Dollar Food format. On July 22, 2011 Delhaize America announced plans for Bottom Dollar Food to enter the greater Pittsburgh and Youngstown, Ohio, markets with 14 stores foreseen to open in early 2012.

•	Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter 2011 results during a conference call starting August 5, 2011 at 03.00 pm CET / 09:00 am EST. The conference call can be attended by calling +44 20 7138 0815 (U.K), +1 718 223 2330 (U.S.) or +32 2 792 0498 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the second quarter of 2011, Delhaize Group’s sales network consisted of 2 842 stores (excluding Delta Maxi). In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

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•	Financial Calendar

•	Press release – 2011 third quarter results	November 10, 2011
•	Press release – 2011 fourth quarter and full year revenues	January 12, 2012
•	Press release – 2011 fourth quarter and full year results	March 8, 2012
•	Press release – 2012 first quarter results	May 3, 2012
•	Press release – 2012 second quarter results	August 22, 2012

•	Contacts

Geert Verellen: + 32 2 412 83 62

Saskia Dheedene: + 32 2 412 96 11

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

Delhaize Group – Earnings Release – Second Quarter 2011	8 of 21

DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Condensed Consolidated Income Statement (Unaudited)

Q2 2011	Q2 2010	(in millions of EUR)	YTD 2011	YTD 2010
5 107	5 329	Revenues	10 151	10 300
(3 827)	(3 972)	Cost of sales	(7 581)	(7 668)

1 280	1 357	Gross profit	2 570	2 632
25.1%	25.5%	Gross margin	25.3%	25.6%
25	21	Other operating income	47	42
(1 089)	(1 148)	Selling, general and administrative expenses	(2 179)	(2 204)
(7)	(3)	Other operating expenses	(11)	(2)

209	227	Operating profit	427	468
4.1%	4.3%	Operating margin	4.2%	4.5%
(50)	(57)	Finance costs	(99)	(110)
7	2	Income from investments	9	4

166	172	Profit before taxes and discontinued operations	337	362
(49)	(57)	Income tax expense	(94)	(117)

117	115	Net profit from continuing operations	243	245

—	—	Result from discontinued operations, net of tax	—	—
117	115	Net profit (before non-controlling interests)	243	245

—	1	Net profit attributable to non-controlling interests	—	1
117	114	Net profit attributable to equity holders of the Group (Group share in net profit)	243	244

		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
1.17	1.15	Basic earnings per share	2.42	2.44
1.15	1.14	Diluted earnings per share	2.39	2.42

		Group share in net profit:
1.16	1.15	Basic earnings per share	2.41	2.44
1.15	1.13	Diluted earnings per share	2.39	2.41

		Weighted average number of shares outstanding:
100 608 414	100 149 151	Basic	100 591 808	100 050 858
101 744 496	101 248 847	Diluted	101 650 384	101 148 105

101 845 646	101 116 569	Shares issued at the end of the quarter	101 845 646	101 116 569

101 001 182	100 236 145	Shares outstanding at the end of the quarter	101 001 182	100 236 145

1.4391	1.2708	Average USD per EUR exchange rate	1.4032	1.3268

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•	Condensed Consolidated Statement of Comprehensive Income (Unaudited)

Q2 2011	Q2 2010	(in millions of EUR)	YTD 2011	YTD 2010
117	115	Net profit of the period	243	245

(4)	1	Gain (loss) on cash flow hedge	(16)	16
5	(22)	Reclassification adjustment to net profit	19	(36)
—	7	Tax (expense) benefit	(1)	7

1	(14)	Gain (loss) on cash flow hedge, net of tax	2	(13)

3	5	Unrealized gain (loss) on financial assets available for sale	2	6
(4)	—	Reclassification adjustment to net profit	(4)	—
—	(1)	Tax (expense) benefit	—	(1)

(1)	4	Unrealized gain (loss) on financial assets available for sale, net of tax	(2)	5

(72)	367	Exchange gain (loss) on translation of foreign operations	(311)	606
—	—	Reclassification adjustment to net profit	—	—

(72)	367	Exchange gain (loss) on translation of foreign operations	(311)	606

(72)	357	Other comprehensive income	(311)	598
—	—	Attributable to non-controlling interests	—	—

45	472	Total comprehensive income for the period	(68)	843
—	1	Amount attributable to non-controlling interests	—	1
45	471	Amount attributable to equity holders of the Group	(68)	842

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•	Condensed Consolidated Balance Sheet (Unaudited)

(in millions of EUR)	June 30, 2011	December 31, 2010	June 30, 2010
Assets
Non-current assets	7 498	7 914	8 246
Goodwill	2 648	2 828	3 038
Intangible assets	589	634	666
Property, plant and equipment	3 855	4 075	4 186
Investment property	58	60	62
Financial assets	157	142	176
Derivative instruments	73	61	59
Other non-current assets	118	114	59
Current assets	2 920	2 988	2 868
Inventories	1 412	1 460	1 482
Receivables and other assets	687	719	716
Financial assets	38	46	38
Derivative instruments	—	5	9
Cash and cash equivalents	783	758	623
Total assets	10 418	10 902	11 114

Liabilities
Total equity	4 843	5 069	5 094
Shareholders’ equity	4 842	5 068	5 079
Non-controlling interests	1	1	15
Non-current liabilities	3 299	3 510	3 588
Long-term debt	1 780	1 966	2 098
Obligations under finance lease	628	684	738
Deferred tax liabilities	583	543	363
Derivative instruments	21	16	63
Provisions	222	233	254
Other non-current liabilities	65	68	72
Current liabilities	2 276	2 323	2 432
Short-term borrowings	24	16	64
Long-term debt - current portion	80	40	45
Obligations under finance lease	54	57	51
Accounts payable	1 514	1 574	1 527
Derivative instruments	1	—	—
Other current liabilities	603	636	745
Total liabilities and equity	10 418	10 902	11 114

USD per EUR exchange rate	1.4453	1.3362	1.2271

Delhaize Group – Earnings Release – Second Quarter 2011	11 of 21

•	Condensed Consolidated Statement of Cash Flows (Unaudited)

Q2 2011	Q2 2010		(in millions of EUR)	YTD 2011	YTD 2010
			Operating activities
117	115		Net profit (before non-controlling interests)	243	245
			Adjustments for:
140	151		Depreciation and amortization - continuing operations	281	287
1	1		Impairment - continuing operations	3	1
91	112		Income taxes, finance costs and income from investments	184	223
7	8		Other non-cash items	11	13
(87)	54		Changes in operating assets and liabilities	(36)	(20)
(47)	(73)		Interest paid	(92)	(102)
4	1		Interest received	7	4
(15)	(38)		Income taxes paid	(19)	(38)
211	331		Net cash provided by operating activities	582	613

			Investing activities
(2)	(2	) (1)	Business acquisitions	(6)	(9	) (1)
(153)	(152)		Purchase of tangible and intangible assets (capital expenditures)	(270)	(234)
4	2		Sale of tangible and intangible assets	6	6
11	5		Net investment in debt securities	(21)	(27)
—	7		Other investing activities	—	15
(140)	(140)		Net cash used in investing activities	(291)	(249)

71	191		Cash flow before financing activities	291	364

			Financing activities
11	—		Exercise of share warrants and stock options	12	18
—	(7)		Treasury shares purchased	(4)	(19)
—	(4)		Non-controlling interests purchased	—	(4)
(172)	(160)		Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(172)	(160)
1	1		Escrow maturities	2	2
(47)	(53)		Borrowings under (repayments of) long-term loans	(59)	(65)
			(net of direct financing costs)
24	22		Borrowings under (repayments of) short-term loans, net	11	(2)
(7)	—		Settlement of derivative instruments	(7)	(1)

(190)	(201)		Net cash used in financing activities	(217)	(231)

(11)	31		Effect of foreign currency translation	(49)	51

(130)	21		Net increase (decrease) in cash and cash equivalents	25	184

913 (2)	602		Cash and cash equivalents at beginning of period	758	439
783	623		Cash and cash equivalents at end of period	783	623

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS applied as from the third quarter 2010
(2)	Net of EUR 4 million bank overdrafts

Delhaize Group – Earnings Release – Second Quarter 2011	12 of 21

•	Condensed Consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069
Other comprehensive income	(311)	—	(311)
Net profit	243	—	243

Total comprehensive income for the period	(68)	—	(68)

Capital increases	11	—	11
Dividends declared	(173)	—	(173)
Treasury shares purchased	(4)	—	(4)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(3)	—	(3)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	6	—	6

Balances at June 30, 2011	4 842	1	4 843

Shares issued	101 845 646
Treasury shares	844 464
Shares outstanding	101 001 182

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409
Other comprehensive income	598	—	598
Net profit	244	1	245

Total comprehensive income for the period	842	1	843

Capital increases	12	—	12
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(19)	—	(19)
Treasury shares sold upon exercise of employee stock options	11	—	11
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	9	—	9
Purchase of non-controlling interests	(3)	(2)	(5)

Balances at June 30, 2010	5 079	15	5 094

Shares issued	101 116 569
Treasury shares	880 424
Shares outstanding	100 236 145

Delhaize Group – Earnings Release – Second Quarter 2011	13 of 21

•	Selected Explanatory Notes (Unaudited)

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The condensed consolidated financial statements of the Group for the six months ended June 30, 2011 were authorized for issue by the Board of Directors on August 3, 2011.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should be read in conjunction with the consolidated financial statements of the financial year ended in December 31, 2010.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the Group’s 2010 consolidated financial statements, except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2011:

•	Improvements to IFRS;

•	Revised IAS 24 Related Party Disclosures;

•	Amendments to IAS 32 Classification of Rights Issues;

•	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement; and

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these new, amended or revised pronouncements did not have any significant impact on the consolidated financial statements of the Group.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date.

In the first quarter of 2011, Delhaize Group announced the acquisition of 100% of the retail company Delta Maxi Group, operating in five countries in the Balkan area, which, combined with the Group’s existing operations in Greece and Romania makes Delhaize Group a leading retailer in Southeastern Europe. Kostas Macheras, Executive Vice President of Delhaize Group, was named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group’s operations, Delhaize Group amended in January 2011 its internal reporting and has provided since January 2011 sub-consolidated information for Southeastern Europe to the Executive Committee, being the Chief Operating Decision Maker (CODM) of the Group. Consequently, Delhaize Group decided that Greece will no longer be a – voluntarily disclosed - separate reportable segment, but subsumed in the “Rest of the World” segment, which has been renamed into “Southeastern Europe and Asia” (SEE & Asia).

During 2010, Delhaize Group continued the implementation of the U.S. organizational restructuring. Effective March 1, 2011, Ron Hodge, was named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate functions and support services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group’s U.S. operations represented

Delhaize Group – Earnings Release – Second Quarter 2011	14 of 21

three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group’s U.S. operations represent one operating segment (“Delhaize America”). This change has no immediate impact on information provided as part of the Group’s segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level.

Segment information required by IAS 34 can be found on page 5 of this Earnings Release and forms an integral part of this interim report.

Business acquisitions

During the first half of 2011, Delhaize Group entered into several small agreements, acquiring 10 individual stores in Southeastern Europe and 2 in Belgium, which meet the definition of a business under IFRS 3 and were accounted for accordingly. Total consideration transferred during the first half of 2011 was EUR 5 million in cash. These transactions resulted in an increase of preliminary goodwill of EUR 3 million, mainly representing expected benefits from the integration of the stores in the existing sales network and the locations and customers base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during the first half of 2011, related to the acquisition of stores, which occurred in 2010.

•	Income Statement

Other operating income

Q2 2011	Q2 2010	(in millions of EUR)	YTD 2011	YTD 2010
11	8	Rental income	21	16
7	6	Income from waste recycling activities	13	11
3	3	Services rendered to wholesale customers	6	6
—	1	Gain on sale of property, plant and equipment	1	3
4	3	Other	6	6

25	21	Total	47	42

Other operating expenses

Q2 2011	Q2 2010	(in millions of EUR)	YTD 2011	YTD 2010
—	—	Store closing and restructuring expenses	(1)	4
(1)	(1)	Impairment	(3)	(1)
(2)	(1)	Loss on sale of property, plant and equipment	(3)	(2)
(4)	(1)	Other	(4)	(3)

(7)	(3)	Total	(11)	(2)

•	Balance Sheet and Cash Flow Statement

Capital expenditures

During the first half of 2011, Delhaize Group incurred capital expenditures of EUR 270 million, consisting of EUR 237 million in property, plant and equipment, EUR 31 million in intangible assets and EUR 2 million in investment property. For the second quarter of 2011, the incurred capital expenditures amounted to EUR 153 million, consisting of EUR 138 million in property, plant and equipment and EUR 14 million in intangible assets and EUR 1 million in investment property.

In addition, the Group added property under finance leases for a total amount of EUR 15 million (EUR 6 million for the second quarter).

The carrying amount of tangible and intangible assets that were sold or disposed for the same period was EUR 8 million (EUR 5 million for the second quarter).

Delhaize Group – Earnings Release – Second Quarter 2011	15 of 21

Impairment of non-current assets

During the second quarter of 2011, Delhaize Group recognized impairment charges of EUR 2 million mainly related to IT software and also reversed impairment losses of EUR 1 million for one Sweetbay store. Total net impairment charges recognized year-to-date were EUR 3 million.

Issuance and repurchase of equity securities and debts

In the second quarter of 2011, Delhaize Group issued 290 365 new shares, did not purchase any of its own shares and used 162 168 treasury shares to satisfy stock options.

In the first half of 2011, Delhaize Group issued 290 365 new shares, purchased 61 339 of its own shares and used 205 735 treasury shares to satisfy stock options. Delhaize Group owned 844 464 treasury shares at the end of June 2011.

In April 2011, the USD 50 million 8.125% Notes issued by Delhaize Group’s U.S. subsidiary Delhaize America matured and were repaid.

Dividends

At Delhaize Group’s shareholders’ meeting on May 26, 2011, Delhaize Group’s shareholders approved the distribution of a EUR 1.72 gross dividend per share for financial year 2010. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.29 per share. The 2010 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 6, 2011 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2011.

•	Contingencies

Contingencies are materially unchanged from those described in Note 34 on page 138 of the 2010 Annual Report.

•	Share-based Payments

In June 2011, Delhaize Group granted 128 717 restricted stock unit awards and 318 524 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.42 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.42, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.61 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.86%
Expected volatility	25.95%
Risk-free interest rate	1.22%
Expected term in years	4.0

In June 2011, Delhaize Group offered 315 592 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 54.11. The options will vest over a three and a half year period and will expire seven years from the grant date. The fair value per option is currently based on the share price at the grant date, and amounts to EUR 10.70. At the end of the acceptance period, which ends mid of August 2011, the fair value per option will be recalculated based on the weighted average share price over the acceptance period. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.65%
Expected volatility	25.91%
Risk-free interest rate	2.28%
The Expected term in years	5.3

Delhaize Group – Earnings Release – Second Quarter 2011	16 of 21

•	Related-Party Transactions

In June 2011, an aggregate number of 173 583 stock options and warrants and 24 875 restricted stock units were granted to members of the Executive Management.

•	Key Events After Balance Sheet Closing Date

On July 27, 2011, Delhaize Group completed the acquisition of 100% of the shares and voting rights of the retail company Delta Maxi Group for an amount of EUR 932.5 million (enterprise value) including net debt and other customary adjustments of EUR 318 million. The Delta Maxi group operates approximately 450 stores and 7 distribution centers in five countries in Southeastern Europe. The results of Delta Maxi Group will be consolidated into Delhaize Group’s results as from August 1, 2011 and will be reported as part of the Southeastern Europe and Asia segment.

Purchase accounting will start immediately and in the second half of 2011, we will provide further disclosure regarding this business combination such as the preliminary acquisition-date fair value of the assets acquired and assumed liabilities as well as the provisional goodwill.

No other significant events took place after the balance sheet date.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

•	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

•	Number of Stores

	End of 2010	End of Q1 2011	Change Q2 2011	End of Q2 2011	End of 2011 Planned
United States	1 627	1 635	+3	1 638
Belgium	805	806	+5	811
Greece	223	225	+10	235
Romania	72	76	+6	82
Indonesia	73	74	+2	76

Total	2 800	2 816	+26	2 842	2 915 - 2 925

•	Organic Revenue Growth Reconciliation

Q2 2011	Q2 2010	% Change	(in millions of EUR)	YTD 2011	YTD 2010	% Change
5 107	5 329	-4,2%	Revenues	10 151	10 300	-1,4%
431			Effect of exchange rates	394
5 538	5 329	3,9%	Revenues at identical exchange rates	10 545	10 300	2,4%
—			Divestitures	—
—			Acquisitions	—

5 538	5 329	3,9%	Organic revenue growth	10 545	10 300	2,4%

Delhaize Group – Earnings Release – Second Quarter 2011	17 of 21

•	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

(in millions of EUR)	Q2 2011		Q2 2010	2011 / 2010
	At Actual Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Operating Profit (as reported)	209	228	227	-7.8%	0.5%
Operating Margin	4.1%	4.1%	4.3%

Add/(subtract):
Fixed assets impairment charges (reversals)	1	1	1
Restructuring charges (reversals)	—	—	—
Store closing expenses (reversals)	—	—	—
(Gains)/losses on disposal of fixed assets	2	2	—
Other	(3)	(3)	5

Underlying Operating Profit	209	228	233	-10.5%	-2.2%
Underlying Operating Margin	4.1%	4.1%	4.4%

(in millions of EUR)	YTD 2011		YTD 2010	2011 / 2010
	At Actual Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Operating Profit (as reported)	427	444	468	-8.6%	-4.9%
Operating Margin	4.2%	4.2%	4.5%

Add/(subtract):
Fixed assets impairment charges (reversals)	3	3	1
Restructuring charges (reversals)	—	—	(4)
Store closing expenses (reversals)	1	1	—
(Gains)/losses on disposal of fixed assets	2	2	(1)
Other	(2)	(2)	5

Underlying Operating Profit	431	448	469	-8.2%	-4.5%
Underlying Operating Margin	4.2%	4.3%	4.6%

The second quarter of 2011 was impacted by impairment charges mainly related to software impairments, by accelerated depreciation for Bloom stores (EUR 1.5 million presented in “Other”) that will be converted into Food Lion stores later this year and by an initial EUR 5 million VAT refund at Delhaize Belgium (in “Other”). The second quarter of 2010 was mainly impacted by the termination benefits for one member of the Executive Management of EUR 5 million included in “Other.”

•	Free Cash Flow Reconciliation

Q2 2011	Q2 2010		(in millions of EUR)	YTD 2011	YTD 2010
211	331		Net cash provided by operating activities	582	613
(140)	(140	) (1)	Net cash used in investing activities	(291)	(249	) (1)
(11)	(5)		Net investment in debt securities	21	27

60	186		Free cash flow	312	391

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS applied as from the third quarter 2010

Delhaize Group – Earnings Release – Second Quarter 2011	18 of 21

•	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	June 30, 2011	December 31, 2010	June 30, 2010
Non-current financial liabilities	2 408	2 650	2 836
Current financial liabilities	158	113	160
Derivative liabilities	22	16	63
Derivative assets	(73)	(66)	(68)
Investment in securities - non-current	(140)	(125)	(161)
Investment in securities - current	(35)	(43)	(38)
Cash and cash equivalents	(783)	(758)	(623)

Net debt	1 557	1 787	2 169
Net debt to equity ratio	32.1%	35.3%	42.6%

•	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q2 2011			Q2 2010		2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates		At Actual Rates	At Identical Rates
Revenues	5 107	431	5 538	5 329		(4.2%)	3.9%
Operating profit	209	19	228	227		(7.8%)	0.5%
Net profit from continuing operations	117	9	126	115		1.7%	9.9%
Basic EPS from continuing operations	1.17	0.09	1.26	1.15		1.4%	9.7%
Net profit (Group share)	117	9	126	114		1.9%	10.1%
Basic EPS from Group share in net profit	1.16	0.10	1.26	1.15		1.4%	9.6%
Free cash flow	60	24	84	186	(1)	(67.7%)	(55.6%)

(in millions of EUR, except per share amounts)	YTD 2011			YTD 2010		2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates		At Actual Rates	At Identical Rates
Revenues	10 151	394	10 545	10 300		(1.4%)	2.4%
Operating profit	427	17	444	468		(8.6%)	(4.9%)
Net profit from continuing operations	243	8	251	245		(0.9%)	2.6%
Basic EPS from continuing operations	2.42	0.08	2.50	2.44		(1.2%)	2.3%
Net profit (Group share)	243	8	251	244		(0.6%)	2.9%
Basic EPS from Group share in net profit	2.41	0.09	2.50	2.44		(1.2%)	2.3%
Free cash flow	312	20	332	391	(1)	(20.5%)	(15.4%)

(in millions of EUR)	June 30, 2011			December 31, 2010		Change
Net debt	1 557	33	1 590	1 787		(12.9%)	(11.0%)

(1)	Reclassification of cash flows resulting from the acquisition of non-controlling interests from “Investing” to “Financing” due to a change in IFRS applied as from the third quarter 2010

Delhaize Group – Earnings Release – Second Quarter 2011	19 of 21

CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:

a) these interim condensed consolidated financial statements for the six month period ended June 30, 2011 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the interim financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the first six months of the financial year 2011 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, August 3, 2011

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CFO

REPORT OF THE STATUTORY AUDITOR

We have performed a limited review of the accompanying condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of cash flows, statements of changes in shareholders’ equity and selected explanatory notes (jointly the “interim financial information”) of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the Group”) for the six month period ended June 30, 2011. The Board of Directors of the Company is responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

The interim financial information has been prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted by the E.U.

Our limited review of the interim financial information was conducted in accordance with the recommended auditing standards on limited reviews applicable in Belgium, as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. A limited review consists of making inquiries of Group management and applying analytical and other review procedures to the interim financial information and underlying financial data. A limited review is substantially less in scope than an audit performed in accordance with the auditing standards on consolidated annual accounts as issued by the “Institut des Réviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren”. Accordingly, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the interim financial information for the six month period ended June 30, 2011 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the E.U.

RISKS

In accordance with Article 13 of the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 67 through 71 of the 2010 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive

Delhaize Group – Earnings Release – Second Quarter 2011	20 of 21

potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	SKU: Stock Keeping Unit

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group – Earnings Release – Second Quarter 2011	21 of 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 9, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President